June 9, 2025

Lawrence Firestone
Chief Executive Officer
22nd Century Group, Inc.
321 Farmington Road
Mocksville, NC 27028

       Re: 22nd Century Group, Inc.
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed June 6, 2025
           File No. 001-36338
Dear Lawrence Firestone:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A
General

1.     We note your response to prior comment 4 and reissue in part. Please revise
       the    Possible Effects of the Proposal    sections in proposals 7 and 8
to reinsert the
       deleted disclosure that the warrants could have a reduced exercise price which could result in substantial dilution to stockholders. In addition, where you state that the issuance would result in the "issuance of over 20% of the Company's outstanding shares of common stock on a pre-transaction basis," please provide the actual percentages of the Company's outstanding shares that could be issued on a pre-
       transaction basis.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any questions.
 June 9, 2025
Page 2



               Sincerely,

               Division of Corporation Finance
               Office of Manufacturing